

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2011

<u>Via Fax & U.S. Mail</u>

Mr. C. Larry Pope
President and Chief Executive Officer
Smithfield Foods Inc.
200 Commerce Street
Smithfield, VA 23430

> **Re:    Smithfield Foods Inc.**
> **Form 10-K for the year ended May 2, 2010**
> **Filed June 18, 2010**
> **File No. 1-15321**

Dear Mr. Pope:

We have completed our review of your Form 10-K noted above and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief